EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Six Months Ended
June 30, 2011
(Dollars in millions)

Determination of Earnings:
Income from continuing operations before taxes	$2,046
Add (Deduct):
Amortization of capitalized interest	11
Fixed charges	228
Equity income, net of distributions	(23)

Total earnings, as defined	$2,262

Fixed Charges:
Rents(a)	$33
Interest and other financial charges	195

228
Capitalized interest	5

Total fixed charges	$233

Ratio of Earnings to Fixed Charges	9.71

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.